UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

AvePoint, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

053604104
(CUSIP Number)

Joshua Peck c/o Sixth Street Partners, LLC 2100 McKinney Avenue Suite 1500 Dallas, TX 75201 469-621-3001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 15, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 053604104

Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
SIXTH STREET PARTNERS MANAGEMENT COMPANY, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,333,992

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,333,992

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,333,992

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.96% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) See response to Item 5(a, b) herein.

CUSIP No. 053604104

Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS
ALAN WAXMAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,333,992

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,333,992

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,333,992

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.96% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) See response to Item 5(a, b) herein.

CUSIP No. 053604104

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Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on July 21, 2021, as amended and supplemented by Amendment No. 1 filed on June 15, 2023 (as so amended, the “Original Schedule 13D” and, as amended and supplemented by this Amendment No. 2, the “Schedule 13D”), with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D. The filing of this Amendment No. 2 represents the final amendment to this Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 2.	Identity and Background

The second paragraph of Item 2(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

Management Company ultimately indirectly controls (i) Sixth Street Growth GenPar, L.P. (formerly known as TSSP Capital Solutions GenPar, L.P.), a Delaware limited partnership, which is the managing member of (a) TCS Finance (A), LLC, a Delaware limited liability company, which is the managing member of Avatar Investment Solutions (A), LLC, a Delaware limited liability company (“Avatar (A)”), which directly holds 2,193,228 shares of Common Stock and (b) TCS Finance 1, LLC, a Delaware limited liability company, which is the managing member of Avatar Investment Solutions 1, LLC, a Delaware limited liability company (“Avatar 1”), which directly holds 1,718,235 shares of Common Stock and (ii) Sixth Street Opportunities GenPar IV, L.P. (formerly known as TSSP Opportunities GenPar IV, L.P.), a Delaware limited partnership, which is the managing member of Redwood IV Finance 1, LLC, a Delaware limited liability company, which is the managing member of Avatar Investment Opportunities, LLC, a Delaware limited liability company (“AIO”), which directly holds 3,422,529 shares of Common Stock (together with the shares directly held by Avatar (A) and Avatar 1, the “Shares”). Because of Management Company’s relationship Avatar (A), Avatar 1 and AIO, Management Company may be deemed to beneficially own the Shares. Management Company is managed by its general partner, whose managing member is Alan Waxman. Each of Management Company and Mr. Waxman disclaim beneficial ownership of the Shares except to the extent of their pecuniary interest therein.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

On September 15, 2023, Avatar (A), Avatar 1, and AIO entered into a securities purchase agreement pursuant to which the Reporting Persons sold an aggregate of 16,666,600 shares of Common Stock at a price of $6.00 per share (the “Transaction”). The Transaction is expected to close on or around September 20, 2023.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b)  As of the date hereof, the Reporting Persons may be deemed to beneficially own 7,333,992 shares of Common Stock, representing approximately 3.96% of the shares of Common Stock outstanding. This amount consists of: (i) 2,193,228 shares of Common Stock held directly by Avatar (A); (ii) 1,718,235 shares of Common Stock held directly by Avatar 1; and (iii) 3,422,529 shares of Common Stock held directly by AIO.  This amount excludes the 715,249 shares of Common Stock representing the Reporting Persons’ maximum Contingent Consideration, because the Reporting Persons do not have the right to acquire such shares of Common Stock at this time.  The foregoing percentage is based on 185,397,977 shares of Common Stock as of August 9, 2023, as set forth in the supplement Form S-1 filed by the Issuer on August 10, 2023.

CUSIP No. 053604104

Page 5 of 6 Pages

(c) On September 15, 2023, the Reporting Persons sold an aggregate 16,666,600 shares of Common Stock at a price per share of $6.00. This amount includes 4,984,140 shares of Common Stock sold by Avatar (A); (ii) 3,904,714 shares of Common Stock sold by Avatar 1; and (iii) 7,777,746 shares of Common Stock sold by AIO. Other than as set forth herein, no transactions in the Issuer’s securities have been effected by the Reporting Persons during the past 60 days.

(e) As of September 15, 2023 the Reporting Persons ceased to be beneficial owners of more than 5% of the Issuer's Common Stock.

Item 7.	Material to be Filed as an Exhibits

Exhibit 1.	Purchase Agreement, dated as of September 15, 2023, by and between Avatar Investment Solutions (A), Avatar Investment Solutions 1, LLC, Avatar Investment Opportunities, LLC and Anchor IV Pte. Ltd.

CUSIP No. 053604104

Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2023

Sixth Street Partners Management Company, L.P.

By:	/s/ David Stiepleman (2)
Name: David Stiepleman
Title: Authorized Signatory of the GP of Sixth Street Partners Management Company, L.P.

Alan Waxman

By:	/s/ Joshua Peck (2)
Name: Joshua Peck
Title: Joshua Peck, on behalf of Alan Waxman

(2) Sixth Street Partners Management Company, L.P. and Alan Waxman are jointly filing this Schedule 13D pursuant to the Joint Filing Agreement dated July 21, 2021, which was previously filed with the Commission.